FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on October 4, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: October 4, 2006	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

For Immediate Release
Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0) 3-5561-2616
Date: October 4, 2006
No. 0032(2004)
URL: http://www.komatsu.com/

Komatsu Industries Makes Alliance and Equity Acquisition

Komatsu Industries Corporation (hereinafter referred to as “Komatsu Industries”), a wholly owned subsidiary of Komatsu Ltd. (hereinafter referred to as “Komatsu”), today reached an agreement with MARUKA MACHINERY CO., LTD. (hereinafter referred to as “MARUKA MACHINERY”) and its subsidiary, Sonoruka Engineering Co., Ltd. (hereinafter referred to as “Sonoruka Engineering”), concerning a business alliance between Komatsu Industries and Sonoruka Engineering, including Komatsu Industries’ acquisition of Sonoruka Engineering’s equity.

[Outline of the Agreement]

1. Summary

Komatsu Industries sells Sonoruka Engineering-made industrial machinery as peripheral equipment of its presses to automakers, consumer electronics and machinery and related companies. Therefore, Komatsu Industries regards this alliance as an important sales strategy. Through this alliance, Sonoruka Engineering will be able to gain Komatsu Industries’ expertise in the industrial machinery business. Sonoruka Engineering can expect to further improve its technical capabilities and reduce costs as it works to expand its operations in the future.

2. Alliance

1)	The two companies will unify their drawing standards of some products to reduce their production costs.

2)	They will share their know-how of press peripheral equipment to improve engineering capabilities.

3)	They will work to strengthen their engineering capabilities through active exchanges between their related departments.

3. Equity Acquisition

Komatsu Industries will acquire 21,600 shares (18% of the total number of shares issued and outstanding) of Sonoruka Engineering held by MARUKA MACHINERY.

4. Outline of Komatsu Industries

Trade name:	Komatsu Industries Corporation
Established:	May 1994
Address:	1-6-8 Omori-kita, Ota-ku, Tokyo, 143-0016, Japan
Representative:	Kouji Yamada, President
Paid-in capital:	¥990 million
Shareholder:	Komatsu Ltd. (100%)
Annual sales:	¥45.9 billion for the fiscal year ended March 31, 2006
Line of business:	Development, production, sales and services of presses, sheet metal machinery, and peripheral equipment

5. Sonoruka Engineering

Trade name:	Sonoruka Engineering Co., Ltd.
Established:	February 1974
Address:	2-28 Itsukaichimidori-machi, Ibaraki City, Osaka, 567-8520, Japan
Representative:	Shinji Kamae, President
Paid-in capital:	¥60 million
Shareholder:	MARUKA MACHINERY CO., LTD. (100%)
Annual sales:	¥1.9 billion for the fiscal year ended November 30, 2005
Line of business:	Production and sales of peripheral equipment of presses

6. MARUKA MACHINERY

Trade name:	MARUKA MACHINERY CO., LTD.
Established:	December 1946
Address:	2-28 Itsukaichimidori-machi, Ibaraki City, Osaka, 567-8520, Japan
Representative:	Shinji Kamae, President
Paid-in capital:	¥1,403 million
Listing:	Second sections of Tokyo and Osaka stock exchanges
Annual sales:	¥41.0 billion for the fiscal year ended November 30, 2005
Line of business:	Domestic sales and export/import of machine tools, presses, civil engineering and construction equipment, material handling equipment, food processing machines, water cleaning systems and other machines.

7. Schedule

October 20, 2006:	Komatsu Industries, Sonoruka Engineering and MARUKA MACHINERY will enter the formal contract for the alliance agreement.
October 24, 2006:	Komatsu Industries will acquire the shares of Sonoruka Engineering.

8. Outlook

Komatsu believes this alliance agreement will have only a minimal impact on its business performance for the current fiscal year.

(end)